

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

<u>Via E-mail</u>
Mr. Richard A. Rappaport, President and Director
WRASP 34, Inc.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

      Re: WRASP 34, Inc.
              Registration Statement on Form 10-12G
              Filed January 31, 2011
              File No. 000-54265

Dear Mr. Rappaport:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ David Link for

                        John Reynolds
                        Assistant Director